UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

On February 8, 2013, Cencosud S.A. (“Cencosud”, the “Company” or the “Issuer”), pursuant to Chilean Law, issued a Notice to Shareholders (an English translation of which is attached hereto as an exhibit) detailing certain characteristics of an issuance of shares recently registered by the Superintendency of Securities and Insurance.

This report on Form 6-K contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations, or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodelings; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

[Summary English Translation]

NOTICE ISSUANCE OF SHARES

CENCOSUD S.A.

Investments and Supermarkets

Santiago, Chile, February 8, 2013

Dear Shareholder:

Cencosud S.A. has registered an issuance of shares (the “Issuance”) with the Superintendency of Securities and Insurance under Rule No. 970.

Please find below background information on certain characteristics of the Issuance and the Issuer:

Background Information of the Issuance:

Amount of Issuance: Ch$835 billion, divided in 332,987,717 shares with no nominal value.

Privileges of Shares to be Issued: None

Placement Agents: None

Payment: The deadline for the issuance, subscription and payment of these shares is three years from the date of November 20, 2012, except for the portion in respect to the compensation plan for employees of the Company and its subsidiaries; this portion may constitute up to 10% of the Issuance, and its specific deadline for subscription and payment will be up to five years from the date of November 20, 2012. The part of the Issuance that is not intended for the workers’ compensation plan of the Company and its subsidiaries, provides a subscription preference to the shareholders of the Company. These shares must be paid upon subscription in cash, cashier’s check or electronic funds transfer, in Chilean pesos, the currency of the Republic of Chile.

Background Information of the Issuer:

Number of Shares Before the Issuance: 2,574,015,016 shares of a single series with no nominal value.

Privileges of Existing Shares: None

Consolidated Financial Statement (Ch$)

	Last Audited Financial Statement (09/30/2012)	Last Annual Report (12/31/11)

Shareholders’ Equity	3,298,474,369	2,962,673,316
Total Assets	7,717,529,969	7,654,768,761
Total Liabilities	7,717,529,969	7,654,768,761
Income (loss)	160,490,370	298,910,860

The information contained in this notice is a brief description of the characteristics of the Issuance and the Issuer, and as such, is not all the information required to make an investment decision. Additional information is available at the headquarters of the Issuer and at the Superintendency of Securities and Insurance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Dario Jose Amenabar Zegers
	Name:	Dario Jose Amenabar Zegers
	Title:	Regional Finance Manager

Date: February 11, 2013